Amf 3/1/2003

03012709

VF 3-20-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53027

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 11 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.R. Taylor & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 I-85 Parkway
(No. and Street)

Montgomery	AL	36106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bern, Butler, Capilouto, Massey, P.C.
(Name – *if individual, state last, first, middle name*)

4137 Carmichael Road	Montgomery	AL	36106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Amf 4/1/2003

OATH OR AFFIRMATION

I, Robbins Taylor, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.R. Taylor & Company, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

W.R. TAYLOR & COMPANY, L.L.C.

DECEMBER 31, 2002

CONTENTS

BB&M
BERN BUTLER CAPILOUTO & MASSEY, P.C.
A PROFESSIONAL SERVICES FIRM
CONSULTANTS • PLANNERS • ADVISORS
MEMBERS
American Institute of Certified Public Accountants
Alabama Society of Certified Public Accountants
Private Companies Practice Section

Independent Auditors' Report

W.R. Taylor, Member
W.R. Taylor & Company, L.L.C.

We have audited the accompanying statement of financial condition of W.R. Taylor & Company, L.L.C. as of December 31, 2002, and the related statements of income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.R. Taylor & Company, L.L.C. as of December 31, 2002, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Bern, Butler, Capilouto & Massey, P.C.

Montgomery, Alabama
February 11, 2003

4137 Carmichael Road, Suite 200 • Montgomery, Alabama 36106
Post Office Box 230250 • Montgomery, Alabama 36123-0250 • Telephone (334) 244-4100 • Telecopier (334) 244-4111

W.R. Taylor & Company, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	307,895
Deposits with clearing organizations and others		9,171
Receivable from broker-dealers		126,698
Other receivables		4,473
Prepaid expense		2,750
Total current assets		450,987
PROPERTY AND EQUIPMENT		
Furniture and fixtures		39,995
Office equipment		2,814
Computer equipment		9,975
		52,784
Less accumulated depreciation		(21,511)
		31,273
OTHER ASSETS		
Deposits from clearing organizations and others		402
Utility and lease deposits		1,750
		2,152
	$	484,412

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Commissions payable	$	21,804
Accounts payable		14,090
Bonuses payable		158,909
Accrued profit sharing plan contribution		25,000
Payroll taxes payable		581
Deferred income		35,314
Total current liabilities		255,698
MEMBER'S EQUITY		228,714
	$	484,412

See notes to financial statements

W.R. Taylor & Company, L.L.C.

STATEMENT OF INCOME

Year Ended December 31, 2002

Sales Revenue	
Underwriting fees	$ 771,125
Advisory fees	541,500
Remarketing fees	528,791
Expense reimbursements	3,488
Total sales revenue	1,844,904
Operating Expenses	
Employee compensation and benefits	519,470
Commissions	131,326
Rent	58,904
Legal, accounting and professional	38,902
Travel, lodging and entertainment	29,301
Profit sharing expense	50,000
Printing and postage	18,950
Utilities and telephone	17,015
Office expense	13,829
Insurance	12,471
Dues and subscriptions	10,179
Miscellaneous	6,800
Depreciation	6,780
Computer expense	5,456
Contributions	2,750
Taxes and licenses	1,508
Professional education and seminars	1,500
NASD compliance expense	1,451
Underwriting expense	654
Total operating expenses	927,246
Income from operations	917,658
Other income (expense)	
Interest income	86
Interest expense	(128)
Total other Income (expense)	(42)
NET INCOME	$ 917,616

See notes to financial statements

W.R. Taylor & Company, L.L.C.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

Cash flows from operating activities		
Cash received from customers	$	1,757,307
Cash paid to suppliers and employees		(737,878)
Cash receipts from clearing organizations and others		603
Interest paid		(128)
Net cash provided by operating activities		1,019,904
Cash flows from investing activities		
Purchase of property and equipment		(7,782)
Net cash used in investing activities		(7,782)
Cash flows from financing activities		
Principal payments under capital lease obligations		(2,322)
Member's distributions		(875,250)
Net cash used in financing activities		(877,572)
NET INCREASE IN CASH AND CASH EQUIVALENTS		134,550
Cash and cash equivalents at beginning of year		173,345
Cash and cash equivalents at end of year	$	307,895
Reconciliation of net income to net cash provided by operating activities:		
Net income	$	917,616
Adjustments to reconcile net income to net cash provided by operating activities:		
Deposits with clearing organizations and others		519
Accrued bonuses		158,909
Prepaid expense		77
Depreciation and amortization		6,780
Fees receivable		(100,924)
Other receivables		1,899
Accounts payable		59
Accrued profit sharing plan contribution		25,000
Commissions payable		(1,591)
Deferred income		11,426
Other current liabilities		134
Total adjustments		102,288
Net cash provided by operating activities	$	1,019,904

See notes to financial statements

W.R. Taylor & Company, L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Nature of Operations

W.R. Taylor & Company, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). The Company is an Alabama Limited Liability Company. W.R. Taylor & Company, L.L.C. serves as an underwriter, remarketing agent, and financial advisor for municipal transactions involving originating, developing and underwriting tax-exempt and taxable IDB bond and note financing for agribusiness and middle market companies throughout the United States. For 2002 most customers were agribusiness clients.

2. Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution which from time to time exceeds the $100,000 federally insured limit. At December 31, 2002, the company's uninsured cash balance totaled $274,251. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

3. Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

4. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

5. Property and Equipment

Major additions for property and equipment are capitalized at cost; maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

6. Income Taxes

The Company is treated as a partnership for income tax purposes and is not subject to income tax. Income is taxed directly to the member. Accordingly, no provision for income taxes is presented in the accompanying financial statements.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had net capital of $84,930 which was $70,237 in excess of its required net capital of $14,693. The Company's net capital ratio was 2.60 to 1.

NOTE B PROFIT SHARING PLAN

The Company sponsors a 401(k) plan. The plan covers all employees age 21 and older. Employees may contribute up to 15% of their compensation to the plan. The plan does not permit matching contributions. The Company may make discretionary contributions to the plan in addition to employee contributions. Profit sharing expense for the year ended December 31, 2002 was $50,000.

NOTE C OPERATING LEASES

The Company leases office space, various office equipment and an automobile under operating leases that have initial non-cancelable lease terms in excess of one year. Total rent expense for the year ended December 31, 2002 was $58,904. Future minimum payments under long-term operating leases are as follows for the years ending December 31:

2003	$	37,083
2004		6,890
2005		6,890
2006		3,669

NOTE D COMMITMENTS

Re-marketing Agreement

During 1999 the Company entered into a re-marketing agreement with Merchant Capital, L.L.C. for re-marketing services. Under the terms of the agreement the Company will pay Merchant Capital, L.L.C. 70 % of re-marketing fees earned by the Company for the first twelve months of the contract. After the first twelve months, the Company will pay Merchant Capital, L.L.C. 60% of re-marketing fees. After termination of services, Merchant Capital, LLC will receive 25% of re-marketing fees for two years.

NOTE E CHANGES IN MEMBER'S EQUITY

Changes in member's equity for the year ended December 31, 2002 are presented below:

Balance at beginning of year	$ 186,348
Member's distributions	(875,250)
Net income	917,616
	$ 228,714

SUPPLEMENTARY INFORMATION

W.R. Taylor & Company, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Member's equity		$ 228,714
Deduct member's equity not allowable for net capital		-
Total membership equity qualified for net capital		228,714
Additions		-
Total capital and allowable subordinated liabilities		228,714
Deductions and / or charges:		
Nonallowable assets:		
Petty cash	$ (300)	
Receivables from broker-dealers - over 30 days	(106,789)	
Accounts receivable - other	(520)	
Prepaid expense	(2,750)	
Deposits	(2,152)	
Furniture, equipment, and leasehold improvements less accumulated depreciation	(31,273)	(143,784)
Net capital before haircuts on securities positions (tentative net capital)		84,930
Haircuts on securities		-
Net capital		$ 84,930
Aggregate indebtedness		
Items included in balance sheet		
Accounts payable and accrued expenses		$ 173,580
Accrued profit sharing plan expense		25,000
Commissions payable		21,804
Total aggregate indebtedness		$ 220,384
Computation of basis net capital requirement		
Minimum net capital required		$ 14,693
Excess net capital at 1,000 percent		$ 62,892
Ratio: Aggregate indebtedness to net capital		2.60 to 1
Reconcilation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 109,930
Audit adjustment to record additional profit sharing plan expense		(25,000)
Net capital per above		$ 84,930

W.R. Taylor & Company, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the company claims an exemption from SEC rule 15c3-3.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

W.R. Taylor, Member
W.R. Taylor & Company, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of W.R. Taylor & Company, L.L.C. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ben. Butler. Capildouto & Massey, P.C.

Montgomery, Alabama
February 11, 2003